Ms. Sheila Stout
United States Securities and Exchange Commission
Division of Investment Management,
Disclosure Review and Accounting
100 F  Street N.E.
Washington, D.C.  20549

March 10, 2017

The following are responses to questions during a conference call with Sheila Stout on
March 7, 2017 regarding Stock Dividend Fund, Inc.(811-21576,
333-115091), and Small
Cap Value Fund, Inc.(811-21782, 333-126383).


Responses to Questions/Inquiries in sequence of conference call:

Original response:
2) In N-1A, Investment Strategy section, we added language that more fully describes our quantitative approach and that our Strategy may result in a portfolio that has Sector risk.

Follow up response:
Regarding potential Industry concentration in the portfolio, you have noticed over the
past several years what appears to be over 25% exposure to the
 Energy Sector.  Our value
strategy usually results in heaviest exposure to industries that have fallen out of favor.
Over the past several years this has been Energy. The Fund does not have an intention or goal to focus or concentrate on Energy, or any Sector, it just happens to have been the
largest out of favor group of late. Retail will probably be our largest sector of the next few years. Regarding our recent Energy exposure and concentration concerns, we feel that the Energy sector is unique in that the major sub-industries of Oil and Gas
exploration and production and Oil and Gas refining and marketing have significant
offsetting characteristics, i.e. they can inversely perform relative to one another. One could actually classify the refining exposure as Consumer Discretionary or Consumer
Staples rather than Energy, from a portfolio risk standpoint.
 In summary, the Fund does
not as a strategy concentrate on energy and does monitor its portfolio to avoid situations that result on concentrations over 25%.


Original response:
12) In our NCSR, regarding approximately $4,500 in ?2016 dividends paid in 2015: It is never our goal to over or under distribute actual net income earned in any given year. In
2015, the Fund owned a large Canadian bank that went ex-dividend on 12/31/2015 and
had a pay date of 1/27/2016. This required us to estimate the U.S dollar amount we would receive without knowing the exchange rate or ADR fees that would apply.  We
over-estimated the expected payment by about $4,500, and thus, in effect, distributed that amount too much in 2015. Thus the footnote of 2016 dividends paid in 2015.  We do not
expect this to be a problem in the future as the Fund no longer owns this position and generally does not buy foreign ADR stocks.

Follow up response:
We corrected this issue by distributing $4,500 less in 2016.
Considering that we
distributed roughly $800,000 in 2015 and $1,200,000 in 2016, we, and our auditors, feel
that this is not material and does not need to be reclassified as return of capital versus
dividends paid.



Original response:
15) In our 2015 NCSR for Small Cap Value Fund, Inc., in the Financial Highlights section, we show a loss of $0.20 from investment income but a distribution of $0.20.
This was a typo that resulted in an incorrect plug.  The correct number should have been
a gain of $0.20 from investment income, and thus the $0.20 distribution, and a loss of
$8.10 from net realized and unrealized depreciation, instead of a loss of $7.70.

Follow up response:
We discussed this issue with our Auditor.  Because it is clearly a typo, they do not feel
that it is material under GAAP and does not affect their Report over Internal Controls.
They concluded that it is not a significant deficiency and
requires no action.   If requested
they are willing to discuss this issue with you or issue a statement.

Finally, regarding typos, we are going to have another person in our office, Erica Pitts, who is also our AML officer, review everything in the future for additional quality
control.


Thank you for your comments and recommendations.


Please call me if you have any questions regarding the above matters.

Sincerely,



/s/ Steven Adams
Steven Adams
Chief Compliance Officer
214-360-7410

*We are aware that the Fund is responsible for the adequacy

and accuracy of the
disclosure in the filings, and that SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the
Commission from taking any action with respect to the filing, and that the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or
any person under the federal securities laws of the United States.